UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)    ☒    Form 10-K   ☐    Form 20-F  ☐     Form 11-K  ☐    Form 10-Q  ☐    Form 10-D  ☐     Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iHeartMedia Capital I, LLC

Full Name of Registrant

Former Name if Applicable

20880 Stone Oak Parkway

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iHeartMedia Capital I, LLC (the “Company”) is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2017 (the “Annual Report”) within the prescribed period due to a delay in completion of the financial statements of Clear Media Limited, an indirect, non-wholly-owned subsidiary of the Company whose ordinary shares are listed on the Hong Kong Stock Exchange. The Company understands that several employees of Clear Media Limited are subject to an ongoing police investigation for misappropriation of funds. Clear Media Limited is conducting additional procedures and processes, including a special investigation by forensic accountants and an external law firm appointed by Clear Media Limited’s board of directors and approved by the Audit Committee of Clear Channel Outdoor Holdings, Inc., an indirect, non-wholly-owned subsidiary of the Company, into the misappropriation of funds. During the course of the special investigation, it was discovered that three bank accounts were opened in the name of Clear Media Limited entities, which were not authorized, and certain transactions were recorded therein. These matters have been referred to the police for investigation.

As a result of these developments, the Company will be unable to complete the financial statements required to be included in the Annual Report by the required filing date. The Company has also not been able to complete its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2017.

On March 14, 2018, iHeartMedia, Inc. and certain of its subsidiaries, including the Company (collectively, the “Debtors”), filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The filing of the Chapter 11 Cases came at the same time during which the Company’s preparation of its financial statements is being conducted. The Company determined that it was necessary and prudent to delay the filing of the Annual Report to allow management to focus on providing the required information and making the necessary filings with the Bankruptcy Court in the Chapter 11 Cases. Due to the nature of the Chapter 11 Cases and important competing demands on the Company’s management, the delay in preparing the Annual Report could not be avoided. The Company has filed a motion asking the Bankruptcy Court for approval of the Company’s independent registered public accounting firm, so that the independent registered public accounting firm can continue to work on the audit of the Company’s financial statements for the year ended December 31, 2017. The completion of the audit of the Company’s financial statements by the Company’s independent registered public accounting firm has been delayed pending the approval by the Bankruptcy Court.

The Company is working expeditiously to complete its financial statements and file its Annual Report as soon as possible, but because the special investigation is still ongoing, and the results of the special investigation are unknown, and because of competing demands on the Company’s management as a result of the filing of the Chapter 11 Cases, the Company is currently unable to determine when it will be able to do so.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lauren E. Dean	210	832-3320
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒	YES	☐	NO

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	YES	☐	NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report consolidated revenues of approximately $6,171 million for the year ended December 31, 2017 compared to consolidated revenues of approximately $6,260 million for the year ended December 31, 2016. The approximately $89 million decrease in revenues is due primarily to the sale of the Company’s Australia and Turkey business in 2016, partially offset by growth in the Company’s iHM segment as a result of an increase in national trade and barter, as well as higher spot sales in response to the Company’s national investments. The Company expects to report consolidated operating income of approximately $970 million for the year ended December 31, 2017 compared to consolidated operating income of approximately $1,505 million for the year ended December 31, 2016. The approximately $535 million decrease in operating income is due primarily to the net gains of $349 million on the dispositions of certain non-strategic U.S. markets and the Company’s Australia and Turkey businesses in 2016, compared to net gains of $39 million on dispositions in 2017. Lower revenues and increases in direct operating expenses and selling, general and administrative expenses also contributed to the decrease in operating income.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believes,” “intends,” “anticipates,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements regarding the ongoing special investigation at Clear Media Limited and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended December 31, 2017. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, (1) the uncertainty regarding the investigation and its ultimate findings, as well as the timing of its completion and costs and expenses arising out of the investigation process and its results, (2) the impact of the investigation on the Company, its management and operations, including its financial impact as well as any legal proceedings or regulatory action that may arise from the investigation, any of which may result in a material adverse effect on the Company, (3) the outcome of the additional procedures being undertaken by the Company in connection with the review of the Company’s financial statements, including unanticipated accounting or audit issues, (4) the existence and identification of control deficiencies, including disclosure controls as well as any material weaknesses in internal control over financial reporting, and any impact of such control deficiencies as well as the associated costs in remediating those control deficiencies, (5) findings of criminal or other inappropriate activities by employees of Clear Media Limited, including violations of Company policies and procedures and (6) the Debtors’ ability to obtain court approval with respect to motions in their Chapter 11 Cases, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.iheartmedia.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

iHeartMedia Capital I, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018

By: /s/ Scott D. Hamilton
Name: Scott D. Hamilton
Title: Senior Vice President, Chief Accounting Officer and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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